SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            No           X

News Release	November 21, 2007 at 12.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Notice of shareholding changes in accordance with Chapter 2, section 10 of the Finnish Securities Markets Act

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it was informed on 21 November 2007 that the shares in the Company held by the Knut and Alice Wallenberg Foundation and the Marianne and Marcus Wallenberg Foundation has been transferred to Foundation Asset Management (FAM) on 19 November 2007.

With reference to Chapter 2, paragraph 10 of the Finnish Securities Markets Act, Stora Enso Oyj is reporting that as of 20 November the shareholding of Foundation Asset Management (FAM) is as follows:

Foundation Asset Management (FAM)	Number of shares	% of share capital	% of votes
A shares	63 123 386	8.0	26.4
R shares	4 500 000	0.6	0.2
Total	67 623 386	8.6	26.6

The holding of Foundation Asset Management (FAM) has been calculated according to the share capital registered on 19 November 2007.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing newsprint, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel